Exhibit 21.1

Subsidiaries

Entity Name	Place of Organization

Next Charging Corp.	Nevada
NextNRG Ops,LLC (f/k/a NextNRG, LLC)	Delaware
Next/Ingle Holdings, LLC*	Delaware
NextCharging, LLC	Delaware
EzFill Operations, LLC	Nevada

*NextNrg, Inc. owns 50% of this entity, the remaining 50% is a component of our non-controlling interest.